UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Outlook Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69012T 206

(CUSIP Number)

BioLexis Pte. Ltd.

36 Robinson Road

#13-01 City House

Singapore, 068877

ATTN: Executive Director

Telephone: +962 6 582 7999 (ext. 1104)

with a copy to:

Shearman & Sterling LLP

111 Congress Avenue, Suite 1700

Austin, Texas 78701

Attn: J. Russel Denton

(512) 647-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons BioLexis Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,893,615 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,893,615 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,893,615 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1% (2)
14.	TYPE OF REPORTING PERSON IV

(1)	Includes an aggregate of 68,112 shares of Series A-1 Convertible Preferred Stock (“Preferred Stock”) held by BioLexis, which converts into an aggregate of 1,287,178 shares of common stock, par value $0.01 per share (the “Shares”) of Outlook Therapeutics, Inc., a Delaware corporation (the “Issuer”).

(2)	This percentage is calculated based upon 53,147,832 Shares outstanding based on information provided by the Issuer, plus 1,287,178 Shares underlying the Preferred Stock held by BioLexis.

1.		Names of Reporting Persons Ghiath M. Sukhtian
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.		CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,584,560 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,584,560 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,584,560 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8% (2)
14.		TYPE OF REPORTING PERSON IN

(1)	Includes an aggregate of 68,112 shares of Preferred Stock held by BioLexis, which converts into an aggregate of 1,287,178 shares of common stock, par value $0.01 per share (the “Shares”) of Outlook Therapeutics, Inc., a Delaware corporation (the “Issuer”) and warrants issued to GMS Ventures and Investments to purchase up to an aggregate of 1,230,315 Shares (the “Warrants”).

(2)	This percentage is calculated based upon 53,147,832 Shares outstanding based on information provided by the Issuer, plus 1,287,178 Shares underlying the Preferred Stock held by BioLexis, plus 1,230,315 Shares underlying the Warrants issued to GMS Ventures and Investments.

1.	Names of Reporting Persons Arun Kumar Pillai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,893,615 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,893,615 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,893,615 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1% (2)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes an aggregate of 68,112 shares of Preferred Stock held by BioLexis, which converts into an aggregate of 1,287,178 shares of common stock, par value $0.01 per share (the “Shares”) of Outlook Therapeutics, Inc., a Delaware corporation (the “Issuer”).

(2)	This percentage is calculated based upon 53,147,832 Shares outstanding based on information provided by the Issuer, plus 1,287,178 Shares underlying the Preferred Stock held by BioLexis.

1.	Names of Reporting Persons GMS Ventures and Investments
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,690,945 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,690,945 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,690,945 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (2)
14.	TYPE OF REPORTING PERSON IV

(1)	Includes warrants (the “Warrants”) to purchase up to an aggregate of 1,230,315 shares of common stock, par value $0.01 per share (the “Shares”) of Outlook Therapeutics, Inc., a Delaware corporation (the “Issuer”).

(2)	This percentage is calculated based upon 53,147,832 Shares outstanding based on information provided by the Issuer, plus 1,230,315 Shares underlying the Warrants.

This Amendment No. 11 (“Amendment No. 11”) to Schedule 13D supplements and amends the statement on Schedule 13D of BioLexis Pte. Ltd. (formerly known as GMS Tenshi Holdings Pte. Limited), a Singapore private limited company (“BioLexis”), Ghiath M. Sukhtian (“Sukhtian”), and Arun Kumar Pillai (“Kumar”) originally filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2017, and amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 thereto, filed with the SEC on each of November 1, 2017, June 25, 2018, July 20, 2018, November 9, 2018, January 3, 2019, February 5, 2019, April 17, 2019, June 19, 2019, December 30, 2019 and January 31, 2020 respectively (together, as so amended, the “Schedule 13D”). Except as otherwise specified in this Amendment No. 11, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 11 to (i) report the purchase, in the 2020 Private Placement (as defined below), of Shares and Warrants (as defined below) to purchase Shares of the Issuer by GMS Ventures (as defined below), and (ii) report that the Issuer, BioLexis and GMS Ventures entering into the Investor Rights Agreement Amendment No. 4 (as defined below).

Item 2.	Identify and Background.

The response to Item 2 in the Schedule 13D is hereby amended and restated in its entirety to read:

(a)	This Schedule 13D is being filed by GMS Ventures and Investments, a Cayman Islands exempted company (“GMS Ventures”), BioLexis, Kumar and Sukhtian (collectively, the “Reporting Persons”).
(b)-(c)

Tenshi Life Sciences Private Limited (“Tenshi”), a private investment vehicle of Kumar, and GMS Pharma (Singapore) Pte. Limited (“GMS Pharma”), a private investment company and wholly owned subsidiary of GMS Holdings, a private investment company (“GMS Holdings”), are the 50:50 beneficial owners of BioLexis in which each of Tenshi and GMS Pharma owns 50% of the outstanding voting shares. Kumar, a natural person, is the holder of a controlling interest in Tenshi. Sukhtian, a natural person, is the holder of a controlling interest in GMS Holdings, which is the holder of a controlling interest in GMS Pharma. GMS Ventures, a Cayman Islands exempted company, is a private investment vehicle and wholly owned subsidiary of GMS Holdings, which is the 50% beneficial owner of BioLexis.

The principal office address of BioLexis is 36 Robinson Road, #13-01, City House, Singapore 068877. The principal office address of Kumar is #30, “Galaxy”, 1st Main, J.P. Nagar, 3rd Phase, Bangalore, India 560078. The principal office address of Sukhtian is Zahran Street, 7th Circle Zahran Plaza Building, 4th Floor P.O. Box 142904, Amman, Jordan 11844. The principal office address of GMS Ventures is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KYI-9007, Cayman Islands.

The directors and executive officers of BioLexis and GMS Ventures are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)      name;

(ii)     business address;

(iii)    present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)    citizenship.

(d)-(e)

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(i) Kumar is a citizen of India. (ii) Sukhtian is a citizen of Jordan.

Item 3.	Source and Amount of Funds or Other Consideration.

The response to Item 3 in the Schedule 13D is hereby amended to add the following after the last paragraph:

In connection with the 2020 Private Placement, on February 26, 2020, the Issuer closed the sale of 2,460,630 Shares and warrants (“Warrants”) to acquire an aggregate of 1,230,315 Shares for an aggregate purchase price of approximately $2.5 million. The source of funds for such purchases was the working capital of GMS Ventures and capital contributions made to GMS Ventures.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following after the last paragraph:

On February 24, 2020, the Issuer entered into a securities purchase agreement with GMS Ventures (the “GMS Purchase Agreement”) pursuant to which the Issuer agreed to sell and issue and GMS Ventures agreed to purchase, in a private placement, 2,460,630 Shares and Warrants to purchase up to an aggregate of 1,230,315 Shares at a per share exercise price of $0.9535, for aggregate gross proceeds to the Company of approximately $2.5 million (the “2020 Private Placement”). The 2020 Private Placement closed on February 26, 2020.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read:

(a)–(b)

A.	BioLexis

(a)	As of the date hereof, BioLexis directly owns 21,616,437 Shares and 68,112 shares of Preferred Stock, which convert into an aggregate of 1,287,178 shares, representing a total of 22,893,615 Shares directly owned by BioLexis. This represents approximately 42.1% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 22,893,615
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 22,893,615

B.	Sukhtian

(a)	Sukhtian is the holder of a controlling interest in GMS Holdings, which is the sole owner of GMS Pharma, which in turn is a 50% owner of BioLexis. By virtue of such relationship, Sukhtian may be deemed to beneficially own the securities held by BioLexis for purposes of Rule 13d-3 under the Exchange Act. In addition, GMS Holdings is the sole owner of GMS Ventures. By virtue of such relationship, Sukhtian may be deemed to beneficially own the securities held by GMS Ventures for purposes of Rule 13d-3 under the Exchange Act. This represents approximately 47.8% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Exchange Act.

(a)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 26,584,560
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 26,584,560

C.	Kumar

(b)	Kumar is the holder of a controlling interest in Tenshi, which is a 50% owner of BioLexis. By virtue of such relationship, Kumar may be deemed to beneficially own the shares held by BioLexis for purposes of Rule 13d-3 under the Exchange Act. This represents approximately 42.1% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Exchange Act.

(c)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 22,893,615
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 22,893,615

D.	GMS Ventures

(a)	As of the date hereof, GMS Ventures directly owns 2,460,630 Shares and warrants to purchase 1,230,315 Shares, representing a total of 3,680,945 Shares directly owned by GMS Ventures. This represents approximately 6.8% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Exchange Act.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,690,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,690,945

(c)	On February 24, 2020, GMS Ventures agreed to purchase, in the 2020 Private Placement, 2,460,630 Shares and Warrants to purchase up to an aggregate of 1,230,315 Shares at a per share exercise price of $0.9535, for aggregate gross proceeds to the Company of approximately $2.5 million. The 2020 Private Placement closed on February 26, 2020.

(d)	Not applicable.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The first paragraph of Item 6 of the Schedule 13D is hereby deleted. The second paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to Investor Rights Agreement Amendment No. 4 (as defined below), BioLexis (and, GMS Ventures, as described below) has the right to appoint certain representatives to the Issuer’s Board of Directors (the “Board”), and accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. In the event BioLexis has the right to nominate more than one representative to the Board, then GMS Ventures shall have the right to designate one of the nominees that would otherwise be designated by BioLexis. GMS Ventures has designated Yezan Haddadin to serve on the Board.

In addition, Item 6 of the Schedule 13D is hereby amended to add the following after the last paragraph:

GMS Purchase Agreement

Item 4 above summarizes certain provisions of the GMS Purchase Agreement and is incorporated herein by reference. The description of the GMS Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the GMS Purchase Agreement, a copy of which is attached as Exhibit 18 to this Schedule 13D, and is incorporated herein by reference.

Investor Rights Agreement Amendment No. 4

In connection with the 2020 Private Placement, the Issuer, BioLexis and GMS Ventures amended the Investor Rights Agreement in particular to add GMS Ventures as a party to the Investor Rights Agreement, provide GMS Ventures the right to designate a director pursuant to Article 5 of such agreement and extended the time period for the right of first offer and pre-emptive rights provided therein through December 2022 (the “Investor Rights Agreement Amendment No. 4”).

The foregoing description of the Investors Rights Agreement Amendment No. 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors Rights Agreement Amendment No. 4, a copy of which is filed as Exhibit 19 to this Schedule 13D, and is incorporated herein by reference.

Power of Attorney

On February 25, 2020, GMS Ventures executed a Power of Attorney pursuant to which it appointed Lawrence Kenyon, Yezan Haddadin and Faisal Sukhtian, as attorneys-in-fact to prepare, execute and submit to the SEC certain filings relating to the Shares. A copy of the Power of Attorney is attached as Exhibit 20 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, among BioLexis Pte. Limited, Ghiath M. Sukhtian, Arun Kumar Pillai, and GMS Ventures and Investments, dated February 27, 2020.

2.	Form of Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and the Director or Executive Officer of Outlook Therapeutics, Inc. party thereto, dated September 7, 2017 (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

3.	Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and Todd Brady, Director Outlook Therapeutics, Inc., dated September 7, 2017 (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

4.	Lock-Up Agreement by and among the Issuer, GMS Tenshi Holdings Pte. Limited and Pankaj Mohan, Ph.D, dated September 7, 2017 (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

5.	Investor Rights Agreement by and between Outlook Therapeutics, Inc. and GMS Tenshi Holdings Pte. Limited, dated September 11, 2017 (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

6.	First Amendment to the Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on May 15, 2018).

7.	Exchange Agreement by and between Outlook Therapeutics, Inc. and GMS Tenshi Holdings Pte. Limited, dated July 18, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on July 19, 2018).

8.	Second Amendment to Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on July 19, 2018).

9.	Purchase Agreement by and between the Issuer and BioLexis, dated November 5, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on November 9, 2018).

10.	Third Amendment to Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on November 9, 2018).
11.

Form of Warrant to Purchase Common Stock of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.1 of to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

12.

Form of Warrant to Purchase Common Stock of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.1 of to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on May 15, 2018).

13.	Amendment to Warrants to Purchase Common Stock (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on January 31, 2020).
14.	Agreement to Amend Series A-1 Convertible Preferred (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on January 31, 2020).
15.	Power of Attorney by BioLexis Pte. Ltd. dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by the BioLexis Pte. Ltd. with the SEC on January 29, 2020).
16.	Power of Attorney by Arun Kumar Pillai dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by Arun Kumar Pillai with the SEC on January 29, 2020).
17.	Power of Attorney by Ghiath M. Sukhtian. dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by Ghiath M. Sukhtian with the SEC on January 29, 2020).
18.	Securities Purchase Agreement by and between the Issuer and GMS Ventures and Investments, dated February 24, 2020 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on February 24, 2020).

19	Fourth Amendment to Investor Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on February 24, 2020).

20.	Power of Attorney by GMS Ventures and Investments, dated as of February 25, 2020 (incorporated by reference to Exhibit 24.1 to the Form 3 filed by GMS Ventures and Investments with the SEC on February 27, 2020).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2020

BioLexis Pte. Ltd.

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Attorney-in-Fact

Ghiath M. Sukhtian

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Attorney-in-Fact

Arun Kumar Pillai

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Attorney-in-Fact

GMS Ventures and Investments

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Attorney-in-Fact

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

BIOLEXIS and GMS Ventures

The following tables set forth certain information with respect to the directors and executive officers of BioLexis and GMS Ventures.

BIOLEXIS

Name, Business Address, Position	Principal Occupation	Citizenship

Faisal Ghiath Sukhtian 7th Circle, Zahran St., Zahran Plaza Building, 4th Floor PO Box 142909 Amman, Jordan 11844 Position: Director	Executive Director at GMS Holdings	Jordan

Kwik Poh Choo 5 Ewe Boon Road Singapore 259316 Position: Director	Director	Singapore

Kannan Pudhucode Radhakrishnan # 30, “Galaxy”, 1st Main, J.P. Nagar, 3rd Phase, Bangalore, India 560078 Position: Director	Director at Tenshi Life Sciences Private Limited	India

Lau Yim Chu Nancy 36 Robinson Road #13-01 City House Singapore 068877 Position: Corporate Secretary	Corporate Secretary	British

GMS VENTURES

Name, Business Address, Position	Principal Occupation	Citizenship

Ghiath Munir Sukhtian 7th Circle, Zahran St., Zahran Plaza Building, 4th Floor PO Box 142909 Amman, Jordan 11844 Position: Managing Director	Managing Director	Jordan

Mughith Ghiath Munir Sukhtian 7th Circle, Zahran St., Zahran Plaza Building, 4th Floor PO Box 142909 Amman, Jordan 11844 Position: Director	Director	Jordan

Faisal Ghiath Sukhtian 7th Circle, Zahran St., Zahran Plaza Building, 4th Floor PO Box 142909 Amman, Jordan 11844 Position: Director	Executive Director at GMS Holdings	Jordan

Muna Ghiath Muneer Sukhtian 7th Circle, Zahran St., Zahran Plaza Building, 4th Floor PO Box 142909 Amman, Jordan 11844 Position: Director	Director	Jordan

Nadia Sukhtian 7th Circle, Zahran St., Zahran Plaza Building, 4th Floor PO Box 142909 Amman, Jordan 11844 Position: Director	Director	Jordan